82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME CML Microsystems plc

*CURRENT ADDRESS Oval Park - Hatfield Road
Langford - Maldon
Essex CM9 6WG
United Kingdom

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3178 FISCAL YEAR 3/31/99

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B	(INITIAL FILING)	✓	AR/S	(ANNUAL REPORT)	✓
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OICF/BY: [signature]

DATE : 12/20/02

CML Microsystems Plc

REPORT AND ACCOUNTS 1999

Contents

The Year AT A GLANCE

	1999 £'000	1998 £'000
Turnover	20,617	20,611
Profit before tax	1,329	2,524
Shareholders' Net Assets	16,654	18,111
Earnings per Share	4.96p	10.99p
Dividend per Share	7p	7p

Summary OF OPERATIONS

CML Microsystems Plc was founded in 1968. In February 1984 its shares were admitted to the Unlisted Securities Market and in July 1996 its shares were admitted to the Official List of the London Stock Exchange.

The Group currently consists of seven trading subsidiaries: Consumer Microcircuits Limited, MX.COM INC., Integrated Micro Systems Limited and CML Microcircuits (Singapore) Pte Ltd, who form the semiconductor division which designs, manufactures and sells monolithic and other miniature electronic devices used in communication systems, Microsense Systems Limited who design, manufacture and install electronic equipment for road-traffic control and Radio Data Technology Limited and Skyline Communications Limited who design and produce data-communication and security equipment.

The Group's trading operations are located at Witham, Rochester and Fareham in the UK, Winston-Salem, North Carolina in the USA and in Singapore.

Contribution TO GROUP TURNOVER


61.8%
Semiconductor Division
32.9%
Traffic Division
5.3%
Other

1 Turnover



£19,777,302
£17,324,376
£18,232,628
£20,611,417
£20,617,455
1995
1996
1997
1998
1999

2 Profit before tax



£3,809,827
£1,610,024
£1,934,346
£2,523,562
£1,328,840
1995
1996
1997
1998
1999

Five Year SUMMARY

3 Earnings per Share



13.75p
6.56p
8.40p
10.99p
4.96p
1995
1996
1997
1998
1999

4 Shareholders' Net Assets per Share



109.96p
109.82p
110.30p
113.77p
119.65p
1995
1996
1997
1998
1999

George William Gurry
Aged 67 is Group Executive Chairman. He is a founder of the Company.

Nigel Graham Clark
Aged 45, joined the Group in August 1980. He was appointed Company Secretary in December 1983 and Financial Director in December 1985.

George James Bates
Aged 52, joined the Group in November 1971. He was appointed a director in May 1994.

Ronald Jacob Shashoua
Aged 65, joined the Group as a Non-Executive Director in June 1996. Formerly of Casson Beckman, Chartered Accountants, Mr Shashoua was a corporate finance specialist partner and also held a number of management positions within the partnership, including Chief Executive.

Registered Office
1 Wheaton Road
Witham
Essex CM8 3TD

Registrars and Transfer Office
Lloyds Bank Registrars
The Causeway
Worthing
West Sussex BN99 6DA

ADR Depositary
The Bank of New York
ADR Division 22nd Floor
101 Barclay Street
New York NY 10286 U.S.A.

Stockbrokers
Beeson Gregory Limited
The Registry
Royal Mint Court
London EC3N 4EY

Directors AND ADVISORS

Auditors
Baker Tilly
Chartered Accountants
2 Bloomsbury Street
London WC1B 3ST

Financial Public Relations
Tavistock Communications Limited
1 Angel Court
London EC2R 7HX

Solicitors
Kidd Rapinet
14 & 15 Craven Street
London WC2N 5AD

Womble Carlyle Sandridge & Rice
200 West Second Street
Winston-Salem
North Carolina
U.S.A.

Bankers
Barclays Bank Plc
9 High Street
Colchester
Essex CO1 1DD

Chairman's STATEMENT

The widespread business downturn in the Far East, together with a general reduction in the demand for semiconductor products seen in other areas, combined to hold back the progress of the Group's semiconductor businesses in the second half. A serious shortfall in performance by the Group's traffic business was also encountered. The overall outcome for the year remains, nevertheless, broadly in line with reported market expectations.

For the twelve month trading period ending 31 March 1999, the pre-tax profit of £1.329m is down by almost half on the figure for the corresponding period (1998 £2.524m), on turnover virtually unchanged at £20.62m (1998 £20.61m). A fall in turnover was recorded for the semiconductor businesses.

Operating profit fell by 53% to £0.99m (1998 £2.126m), which includes an operating loss of approximately £0.518m reported for the traffic business.

Net interest earnings are down by 15% at £0.339m (1998 £0.398m), resulting from the reduced cash available for investment and the lower interest rates ruling in the market. Net cash stood at £4.4m at the year end (1998 £8.0m), reflecting the high level of capital expenditure during the trading period.

In addition to expenditure in the region of £2.94m on the new UK semiconductor operating facility, the company purchased and cancelled 2m of its shares through the market. The average price paid per share was 70.5p, for a total cost of £1.42m.

The balance sheet reflects the change due to these matters.

Your directors have considered the current results, along with their opinion of future prospects, and they find no good reason to change the recommended dividend for the year against the reported market expectation. They are recommending the payment of a maintained dividend of 7p per Ordinary share. Subject to shareholder approval, this dividend will be payable to all shareholders on the register as on the 30th July 1999.

As I have indicated, the semiconductor operating businesses found selling conditions very difficult in many of their markets. In the Far East, a marked slowdown in business volume was apparent, coupled with extreme pressure on component prices as equipment producers strove to compete with lower cost economies in the area. A small rise in overall sales was posted for the region.

A general slow down in demand was also seen in the European and USA market territories, where turnover was down in each case. Some welcome relief was found through a healthy increase in sales into other areas, led by the developing markets in the South Americas.

Telecommunications again formed the strongest growth area for products, supported by the increasing range of Group devices serving this market. Products for digital wireless applications continued to make progress with the steadily increasing demand for wireless data solutions. Business opportunities in the Group's mainstream historic product area, Private Mobile Radio (PMR), continued to show material decline.

Occupation of the new UK semiconductor operating facilities is assisting the Group's plans to respond effectively to changing market needs in the semiconductor business area.
New management measures were taking place at the US semiconductor operating company through the year-end, and resources for the Singapore based sales operation are being expanded to meet the opportunities in this region.

Chairman's STATEMENT

Steps to achieve the full-focus by IMS, the Group's advanced design centre, toward group-centred products proceeded as planned. This required the foregoing of cost-paid business in favour of the Group's strategic product interests. This cost is included with the present results and will continue to have bearing for the short term.

The results for Microsense Systems Limited, the Group's Traffic business, were a great disappointment. An increase in sales, principally into the UK traffic market, did not prevent this business from incurring a very substantial loss for the period. Problems were encountered with the successful execution of various contracts relating to the provision of services and products, and indications of underlying weakness in the control of some operational aspects of the business are evident. Consideration of these and other matters are in hand at this time of reporting to you.

Radio Data Technology recorded a healthy increase in turnover and profit for the period. It has found good demand for its growing range of wireless data and wireless video end-user products, and has recently enlarged its operating facilities to better accommodate its growth. RDT is gaining increasing presence in the UK and European marketplace for high-performance wireless data and video solutions.

Subsequent to the year end, James Christopher Hayes has tendered his resignation as a non-executive member of your board. Chris Hayes was instrumental in establishing the profitable presence of the Group in the US marketplace, and for many years guided this initial presence through its growth into the important Group operation that it forms today. Your board wishes to thank Chris for his contribution to the company, and to extend their good wishes for his happy retirement to Scotland.

It is always difficult, at this point in any trading year, to offer much certainty towards its outcome.

I am encouraged by recent trading evidence to believe that the market situation for semiconductor products is improving in the Far East and elsewhere. The take-up prospects for newer parts is also good. The semiconductor businesses expect to move ahead. I have little doubt that RDT will do likewise.

The directors are actively reviewing the Group's traffic interests and an announcement will be made as soon as the position clarifies itself.

Subject to unforeseen circumstances, I am optimistic that the results for this current year will post an improvement.

The directors wish to record their thanks to the Group's employees for their continuing commitment and support.

G W Gurry

Chairman

Report OF THE DIRECTORS

The directors submit their Report and Group financial statements for the year ended 31st March 1999.

Statement of Directors' Responsibilities in respect of the Financial Statements
Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period. In preparing the financial statements, the directors are required to:

a) select suitable accounting policies and apply them consistently;
b) make estimates and judgements which are reasonable and prudent;
c) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
d) prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Principal Activities
The Group designs, manufactures and markets a range of electronic products for use in the communications and traffic control industries.

Business Review and Future Developments
Business review details and an indication of likely future developments are contained in the Chairman's Statement on Page 4.

Results
The results for the year are set out in the Group profit and loss account on page 10. The Group's pre-tax profits were £1,328,840 (1998 - £2,523,562) and profits attributable to Ordinary shareholders were £772,683 (1998 - £1,748,679).

Dividends
The directors propose a dividend of £974,318 for the year (1998 - £1,114,317) payable on 1st September 1999. This is equivalent to 7p per 5p Ordinary share (1998 - 7p per 5p Ordinary share).

Research and Development
The Group actively reviews technical developments in its markets with a view to taking advantage of the opportunities available to maintain and improve its competitive position.

Purchase of Own Shares
At the Annual General Meeting held on 5th August 1998, authority was granted to make limited market purchases. Accordingly, on 29th January 1999 a total of 2,000,000 Ordinary shares of 5p each, representing 12.6% of the called-up share capital, were purchased on the market at a cost of £1,410,000 or 70.5p per share, in order to enhance earnings and net assets per share. At the forthcoming Annual General Meeting, the directors will seek to renew their authority to repurchase up to a further 15% of the issued share capital of the Company. As before, the directors will only exercise this authority if they believe that it would be in the best interests of shareholders.

Directors and their Interests
The directors of the Company at 31st March 1999 all of whom have served throughout the year unless otherwise stated together with their beneficial interests in the shares of the Company were:

	Ordinary Shares of 5p each	
	1999	1998
G.W. Gurry	2,982,182	4,382,182
The Gurry Family Trust	1,400,000	-
N.G. Clark	58,460	39,268
G.J. Bates	20,000	11,000
J.C. Hayes	-	-
R.J. Shashoua	44,950	32,540

On 6th April 1999, J.C. Hayes resigned from the Board having reached retirement age.
Details of the share options granted to directors are disclosed in the Directors' Remuneration Report within note 5 to the financial statements.
There have been no changes in the directors' share interests or options between 1st April 1999 and 5th July 1999. There are no contracts of significance in which the directors have an interest.

Report OF THE DIRECTORS

Substantial Shareholdings
Other than the directors' interests shown above the Company has been advised of the following substantial holdings as at 5th July 1999:

Prudential Assurance Co. Ltd	11.11%
Robert Fleming Holdings	10.78%
Eaglet Investment Trust PLC	10.36%
British Gas Pension Funds Management Limited	5.39%
Co-operative Insurance Society Limited	3.88%

Payment of Creditors
It is the Company's policy to negotiate payment terms with its suppliers in all sectors and to ensure that they know the terms on which payment will take place when the business is agreed. It is our policy to abide by these terms. The Company has no trade creditors outstanding at the end of the financial year and therefore the Company's practice in respect of the year with regard to its payment of creditors, as defined by the Companies Act 1985, has been zero days.

Year 2000 Compliance
The problems associated with computer and digital systems using data which can accommodate the Year 2000 and beyond are well publicised. This is a complex and pervasive issue and the operation of our business not only depends on our own systems but also to some degree on those of our suppliers, bankers, customers and anyone else associated with our business. This could expose us to risks in the event that there is a failure by other parties to address their own Year 2000 issues.
The directors believe that the potential risks to the business have been reviewed and reasonable steps have or are being taken to deal with the Year 2000 issues within the Group.
The costs to-date associated in dealing with the above issues have been absorbed within the normal running costs of the business and no significant further costs are expected to be incurred.

Introduction of the Euro
All relevant parts of the Group are expected to be able to handle Euro transactions when required. The costs in dealing with the Euro are expected to be absorbed within the normal running costs of the business.

Annual General Meeting
The notice of the Annual General Meeting sets forth resolutions for the customary Ordinary Business and also Special Business comprising one Ordinary Resolution and one Special Resolution relating to the following matters:
Ordinary Resolution
The renewal of the authority granted at the Annual General Meeting of the Company held on 5th August 1998 for the Company to purchase its own shares.
Special Resolution
The renewal of the authority granted at the Annual General Meeting of the Company held on 5th August 1998 for the directors to allot shares free of statutory pre-emption rights up to a nominal amount of £34,750.

Disabled Employees
The Company makes every effort to ensure that disabled employees receive equal opportunities and are not discriminated against on the grounds of their disability.

Employee Involvement
The Company encourages employees to participate directly in the success of the business through a free flow of information and ideas.

Auditors
A resolution to re-appoint Baker Tilly, Chartered Accountants, auditors of the Company, will be put to the members at the Annual General Meeting.

By order of the Board
N.G. Clark
Secretary; 16th July 1999

Corporate GOVERNANCE

Corporate Governance

In June 1998, the Stock Exchange published the Principles of Good Governance and the Code of Best Practice ("the Combined Code"). The Combined Code became effective in respect of accounting periods ending on or after 31st December 1998 and requires each listed company to include in its Annual Report and Accounts a statement of how the company has applied the principles and a statement as to whether it has complied with the detailed provisions of the Combined Code.

Principles of Good Governance

Directors

The Group is led and controlled by an effective Board, which comprises three executive directors and one independent non-executive director.
George Gurry performs the roles of both Chairman and Chief Executive although the close involvement in all operational matters of the other executive directors ensures that there is an appropriate balance of power and authority.
Board meetings are held on a regular basis and all directors participate in the key areas of decision making, including the appointment of new directors, although there is no separate nomination committee due to the current size of the Board. The Board receives timely information on all material aspects about the Group to enable it to discharge its duties.
There is no agreed, formal procedure for the directors to take independent professional advice at the Company's expense.
All directors except for George Gurry submit themselves for re-election at the Annual General Meeting at regular intervals.
There are no specific terms of appointment for non-executive directors.

Directors' Remuneration

Due to to the current size of the Board, the Company does not have a Remuneration Committee. The Chairman is responsible for consideration and approval of the terms of service, remuneration, bonuses, share options and other benefits of all directors and this is done in consultation with the Finance Director having regard to the size and nature of the business and the importance of retaining and motivating management. No director has a service contract with the Company and there are no formal bonus schemes in force.
Details of the remuneration of each director are set out in Note 5 to the Financial Statements.

Relations with Shareholders

The Chairman and Finance Director are the Company's principal spokesmen with investors, fund managers, the press and other interested parties.
At the Annual General Meeting, private investors are given the opportunity to question the Board and to meet them afterwards.

Accountability and Audit

The Board believes that it presents a balanced and understandable assessment of the Group's position and prospects.
Due to the current size of the Board, the Company does not have an Audit Committee.
The Finance Director is responsible for reviewing the scope and results of the audit and its cost effectiveness and the independence and objectivity of the auditors.

Code of Best Practice

In implementing the principles of good governance in accordance with the above statements, the Company has complied throughout the year ended 31st March 1999 with the Code of Best Practice contained within the Combined Code in all respects other than those identified and explained above.

Internal Financial Control

The Combined Code specifies that the directors should at least annually conduct a review of the effectiveness of the Group's system of internal control and should report to shareholders that they have done so. Pending the issue of guidance from the Institute of Chartered Accountants in England and Wales on the detailed application of this provision, the London Stock Exchange has stated that companies will satisfy the Combined Code if they continue to report on their internal financial controls as in previous years. The directors have therefore adopted such an approach for the year ended 31st March 1999.

The directors are responsible for the Group's system of internal financial control. Although no system of internal financial control can provide absolute assurance against material misstatement or loss, the Group's systems are designed to provide the directors with reasonable assurance that problems are identified on a timely basis and dealt with appropriately. The key procedures that have been established and which are designed to provide effective internal financial control are as follows:

Management Structure - The Board of Directors meets regularly to discuss all material issues affecting the Group.
Investment Appraisal - The Group has a clearly defined framework for capital expenditure requiring approval by key personnel and the Board where appropriate.
Budgets and Forecasts - Budgets and forecasts are approved by the Board for each individual subsidiary and are reviewed regularly and updated where necessary throughout the year.

The Board has reviewed the effectiveness of the system of internal financial control as it has considered the major business risks and the control environment. No significant control deficiencies were reported during the year. No weaknesses in internal financial control have resulted in any material losses, contingencies or uncertainty.

Going Concern

The directors have reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Report OF THE AUDITORS

Report of the Auditors to the members of CML Microsystems Plc

We have audited the financial statements on pages 10 to 25 which have been prepared under the historical cost convention and in accordance with the accounting policies as set out on page 14.

Respective Responsibilities of Directors and Auditors

The directors are responsible for preparing the Annual Report including, as described on page 6, the financial statements. Our responsibilities, as independent auditors, are established by statute, the Auditing Practices Board, the Listing Rules of the London Stock Exchange and our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

We review whether the statement on page 8 reflects the Company's compliance with those provisions of The Combined Code specified for our review by the London Stock Exchange and we report if it does not. We are not required to form an opinion on the effectiveness of the Group's corporate governance procedures or its internal controls.

Basis of Opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March 1999 and of the Group's profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Baker Tilly
Chartered Accountants and
Registered Auditors
London
16th July 1999

Group
PROFIT AND LOSS ACCOUNT
for the year ended 31st March 1999

	Notes	1999 £	1999 £	1998 £	1998 £
Turnover - continuing operations	2		20,617,455		20,611,417
Cost of sales	3		(9,144,543)		(8,599,293)
Gross Profit			11,472,912		12,012,124
Distribution costs and administrative expenses	3		(10,552,329)		(9,982,671)
			920,583		2,029,453
Other operating income	3		68,983		96,526
Operating Profit - continuing operations			989,566		2,125,979
Interest receivable	6		381,274		456,602
			1,370,840		2,582,581
Interest payable	7		(42,000)		(59,019)
Profit on Ordinary Activities before Taxation			1,328,840		2,523,562
Tax on profit on ordinary activities	8		(556,744)		(869,647)
Profit/(Loss) on Ordinary Activities after Taxation					
Parent company		(746,875)		568,714	
Subsidiary undertakings		1,518,971		1,085,201	
			772,096		1,653,915
Minority interests			587		94,764
Profit for the Financial Year			772,683		1,748,679
Proposed dividend	9		(974,318)		(1,114,317)
Retained (Loss)/Profit for the Year	22		(201,635)		634,362
Basic earnings per share	10		4.96p		10.99p
Diluted earnings per share	10		4.94p		10.90p

	1999 £	1998 £
Statement of Total Recognised Gains and Losses		
Profit for the financial year	772,683	1,748,679
Currency translation differences on foreign currency net investments	155,240	(82,811)
Total gains recognised since last Report and Accounts	927,923	1,665,868

Group BALANCE SHEET
at 31st March 1999

	Notes	1999 £	1999 £	1998 £	1998 £
Fixed Assets					
Tangible assets	12		9,991,766		7,177,293
Current Assets					
Stocks	14	2,250,264		2,414,374	
Debtors	15	5,218,997		5,650,728	
Investments	16	2,113,900		5,301,422	
Cash at bank and in hand		2,308,561		2,671,022	
		11,891,722		16,037,546	
Creditors: Amounts falling due within one year	17	(5,145,713)		(5,090,933)	
Net Current Assets			6,746,009		10,946,613
Total Assets less Current Liabilities			16,737,775		18,123,906
Provisions for liabilities and charges	19		(74,068)		(3,217)
Net Assets			16,663,707		18,120,689
Capital and Reserves					
Called up share capital	21		695,941		795,941
Share premium account	22		2,349,106		2,349,106
Capital redemption reserve	22		254,730		154,730
Profit and loss account	22		13,354,587		14,810,982
Shareholders' Funds			16,654,364		18,110,759
Minority interests			9,343		9,930
			16,663,707		18,120,689

Approved by the Board on 16th July 1999 and signed on its behalf by

G.W. Gurry

N.G. Clark

Directors

Group CASH FLOW STATEMENT
for the year ended 31st March 1999

	Notes	1999 £	1999 £	1998 £	1998 £
Net cash inflow from operating activities	26		2,782,169		2,469,335
Returns on investments and servicing of finance					
Interest received		399,265		489,449	
Interest paid		(42,000)		(59,019)	
			357,265		430,430
Taxation					
UK corporation tax paid		(560,629)		(639,696)	
Overseas tax paid		(186,573)		(312,718)	
			(747,202)		(952,414)
Capital expenditure and financial investment					
Payments to acquire tangible fixed assets		(3,595,628)		(1,105,732)	
Proceeds from sale of tangible fixed assets		53,523		135,265	
			(3,542,105)		(970,467)
Equity dividends paid			(1,114,317)		(970,958)
Net cash (outflow)/inflow before financing			(2,264,190)		5,926
Financing					
Issue of ordinary share capital		-		1,776	
Acquisition of own shares		(1,410,000)		-	
			(1,410,000)		1,776
(Decrease)/increase in cash	26		(3,674,190)		7,702

Company BALANCE SHEET
at 31st March 1999

	Notes	1999 £	1999 £	1998 £	1998 £
Fixed Assets					
Tangible assets	12		7,699,835		4,802,298
Investments	13		1,442,281		1,977,695
			9,142,116		6,779,993
Current Assets					
Debtors	15	156,973		280,059	
Cash at bank and in hand		37,872		40,874	
		194,845		320,933	
Creditors: Amounts falling due within one year	17	(1,851,213)		(1,474,342)	
Net Current Liabilities			(1,656,368)		(1,153,409)
Total Assets less Current Liabilities			7,485,748		5,626,584
Provisions for liabilities and charges	19		(100,362)		-
Net Assets			7,385,386		5,626,584
Capital and Reserves					
Called up share capital	21		695,941		795,941
Share premium account	22		2,349,106		2,349,106
Capital redemption reserve	22		254,730		154,730
Merger reserve	22		315,800		315,800
Profit and loss account	22		3,769,809		2,011,007
Shareholders' Funds			7,385,386		5,626,584

Approved by the Board on 16th July 1999 and signed on its behalf by

G.W. Gurry

N.G. Clark

Directors

Notes TO THE FINANCIAL STATEMENTS

1 ACCOUNTING POLICIES

The financial statements have been prepared in accordance with applicable accounting standards.

The following accounting policies have been used consistently in dealing with items which are considered material in relation to the financial statements.

a Basis of accounting

The financial statements have been prepared under the historical cost convention.

b Turnover

Turnover represents the total amount receivable by the Group for sale of its products to third parties, excluding Value Added Tax.

c Basis of consolidation

These financial statements incorporate the financial statements of the Company and its subsidiary undertakings. No profit and loss account is presented for CML Microsystems Plc as provided by Section 230(3) of the Companies Act 1985.

d Goodwill

The Group's accounting policy for goodwill has been changed in line with FRS 10 "Goodwill and Intangible Assets". Previously, the Group's policy for goodwill arising on acquisition of a subsidiary undertaking was to write it off directly against reserves. Now, purchased goodwill is capitalised, classified as an asset and amortised over its useful economic life.

e Depreciation

Tangible fixed assets are being written off by annual instalments over their estimated useful lives as follows:

Freehold and long leasehold premises		-2% straight line
Short leasehold premises		-period of the lease
Plant and equipment:	Fixtures and fittings	-20% reducing balance
	Other equipment	-20% & 25% straight line
Motor vehicles		-25% straight line

f Stocks

Stocks are valued on a first in, first out basis and are stated at the lower of cost and net realisable value. In respect of work in progress and finished goods, cost comprises direct materials, direct labour and a proportion of overhead expenses appropriate to the business.

g Deferred taxation

Deferred taxation is calculated on the liability method. It is provided to the extent that it is considered, with reasonable probability, that a liability will become payable within the foreseeable future.

h Foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rates ruling at the date of the transactions. All differences are taken to the profit and loss account.

The financial statements of the overseas subsidiaries are translated into sterling at the rate of exchange ruling at the balance sheet date. Translation differences are dealt with through reserves.

i Research and development

Research and development expenditure is charged to the profit and loss account when it is incurred.

j Investments

Fixed asset investments are stated at cost less any provision for diminution in value. Investments held as current assets are stated at the lower of cost and net realisable value.

k Pensions

The Group operates several pension schemes. The defined contribution scheme covers certain of its permanent employees and pension costs charged against profits represent the amounts payable to the scheme in respect of the year.

The expected cost of pensions in respect of the Group's defined benefit pension scheme is charged to the profit and loss account so as to spread the cost of pensions over the service lives of employees in the scheme. Variations from the regular cost are spread over the remaining service lives of current employees in the scheme. The pension cost is assessed in accordance with the advice of qualified actuaries.

l Operating leases

Rental payments under operating leases are charged to the profit and loss account on a straight line basis.

2 TURNOVER

The turnover for the year derives from the same class of business as noted in the report of the directors.

	1999	1998
	£	£
Geographical classification of turnover:		
United Kingdom	8,041,105	7,733,511
Western Europe (principally France, Germany, Italy & Scandinavia)	3,660,086	4,634,234
Japan and Far East	4,732,454	4,615,563
North America	1,941,648	2,657,659
Others	2,242,162	970,450
	20,617,455	20,611,417

Further segmental information has not been given since in the opinion of the directors, this might be seriously prejudicial to the commercial interests of the Group.

3 OPERATING PROFIT

	1999	1999	1998	1998
Operating profit is stated after charging or crediting:	£	£	£	£
Cost of Sales				
Depreciation		170,703		189,112
Distribution costs		2,074,939		1,794,909
Administrative expenses				
Depreciation	608,851		640,693	
Auditors' remuneration	78,281		70,216	
Auditors' non audit fees	19,350		2,400	
Rentals under operating leases:				
Land and buildings	167,957		153,061	
Other operating leases	207,937		159,876	
Research and development	1,604,126		1,389,297	
Other expenses	5,790,888		5,772,219	
		8,477,390		8,187,762
		10,552,329		9,982,671
Other operating income:				
Profit on sale of tangible fixed assets		29,888		85,109
Other income		39,095		11,417
		68,983		96,526

4 EMPLOYEES

	1999	1998
	£	£
Staff costs, including directors, during the year amounted to:		
Wages and salaries	7,587,681	7,304,262
Social security costs	646,092	656,606
Other pension and health care costs	785,842	697,453
	9,019,615	8,658,321

The average number of employees, including directors, during the year was:	1999	1998
	No.	No.
Administration	46	54
Engineering	69	72
Manufacturing	171	164
Selling	34	31
	320	321

5 DIRECTORS' EMOLUMENTS AND DIRECTORS' REMUNERATION REPORT

	1999	1998
Directors' emoluments	£	£
Remuneration (including fees)	545,985	550,858
Pension contributions - defined benefit scheme	27,804	22,512
	573,789	573,370

Individual directors' remuneration

	1999				1998			
	Salary	Benefits in kind	Pension contributions	Total	Salary	Benefits in kind	Pension contributions	Total
	£	£	£	£	£	£	£	£
G. W. Gurry	122,000	11,830	-	133,830	122,000	21,594	-	143,594
N. G. Clark	190,000	29,916	15,960	235,876	190,000	28,347	13,440	231,787
G. J. Bates	140,000	21,643	11,844	173,487	141,000	19,173	9,072	169,245
J. C. Hayes	15,109	-	-	15,109	14,929	-	-	14,929
R.J. Shashoua	15,487	-	-	15,487	13,815	-	-	13,815
	482,596	63,389	27,804	573,789	481,744	69,114	22,512	573,370

Pension schemes

The Group operates several pension schemes throughout the United Kingdom and overseas in which some of the directors are included. Full details of these schemes are given in note 11 to the financial statements. The number of directors who were members of pension schemes operated by the Company was:

	1999	1998
	No.	No.
Money Purchase Scheme	4	4
Defined Benefit Scheme	2	2

The amount of accrued pension in respect of N.G. Clark, the highest paid director at the end of the year, was £56,736 (1998 £51,764) There is no accrued lump sum.

5 DIRECTORS' EMOLUMENTS AND DIRECTORS' REMUNERATION REPORT *(continued)*

Share options

Options are granted at an exercise price not less than the market price on the last dealing day prior to the date of grant and, under normal circumstances, remain exercisable between the third and seventh anniversaries of the date of grant. The share option scheme covers all Group employees, not just the directors. Further details are provided in note 21 to the financial statements.

Share options	Number of options at 1st April 1998	Granted during the year	Number of options at 31st March 1999	Exercise price	Exercise date
G. W. Gurry	-	-	-	-	-
N. G. Clark	20,000	-	20,000	£1.20	22nd November 1998 to 23rd October 2002
	20,000	-	20,000	£1.47½	26th June 2000 to 25th May 2004
G. J. Bates	20,000	-	20,000	£1.20	22nd November 1998 to 23rd October 2002
	20,000	-	20,000	£1.47½	26th June 2000 to 25th May 2004
J. C. Hayes	-	-	-	-	-
R. J. Shashoua	-	-	-	-	-
	80,000	-	80,000		

The market price of the Company's shares on 31st March 1999 was 83.5p (1998 - 193.5p) and the range for the year was 69p to 193.5p.

6 INTEREST RECEIVABLE

	1999 £	1998 £
Bank and Building Society interest	381,274	456,602

7 INTEREST PAYABLE

	1999 £	1998 £
On bank overdrafts	42,000	59,019

8 TAXATION

	1999 £	1998 £
U.K. Corporation tax		
Based on profit for the year	393,078	517,854
Deferred taxation	70,851	(9,848)
	463,929	508,006
Overseas taxation	92,815	361,641
	556,744	869,647

9 PROPOSED DIVIDEND

	1999 £	1998 £
7p per Ordinary share of 5p (1998 - 7p per Ordinary share of 5p)	974,318	1,114,317

10 EARNINGS PER SHARE

	Basic		Diluted	
	1999	1998	1999	1998
Profit for the financial year	£772,683	£1,748,679	£772,683	£1,748,679
Weighted average number of shares	15,585,485	15,918,325	15,626,313	16,044,697
Earnings per share	4.96p	10.99p	4.94p	10.90p

Reconciliation of the weighted average number of shares used in calculating basic earnings per share and that used in calculating diluted earnings per share

	1999	1998
	No.	No.
Weighted average number of shares used in calculating basic earnings per share	15,585,485	15,918,325
Adjustment for the dilutive effect of share options	40,828	126,372
Weighted average number of shares used in calculating diluted earnings per share	15,626,313	16,044,697

11 PENSION COMMITMENTS/PROFIT SHARE PLAN

The Group operates several pension schemes throughout the United Kingdom and overseas. The major scheme which covers approximately 60% of scheme members is of the defined benefit type. The assets of the defined benefit scheme are held in a separate trustee administered fund. In addition, the Group operates a defined contribution scheme covering certain of its permanent employees. MX.COM INC. operates a trustee profit sharing plan for eligible employees. The total pension cost for the Group was £594,776 (1998 - £513,836) of which £124,801 (1998 - £115,272) relates to the overseas scheme. The pension cost relating to the UK defined benefit scheme is assessed in accordance with the advice of qualified actuaries using the projected unit method which assesses the pension accrued at the valuation date and the cost of pension accruing in the future.

The latest actuarial assessment of the defined benefit scheme was as at 6th April 1996. The assumptions which have the most significant affect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions. It was assumed that the investment return would be 9% per annum, that salary increases would average 8% per annum and that present and future pensions would increase at the rate of 3% per annum.

At the date of the latest actuarial valuation, the market value of the assets of the UK scheme was £2,977,197 and the actuarial value of the assets was sufficient to cover 105% of the benefits that had accrued to members, after allowing for expected future increases in earnings.

Notes TO THE FINANCIAL STATEMENTS continued

12 TANGIBLE FIXED ASSETS

	Freehold Land and Buildings £	Long Leasehold Land and Buildings £	Short Leasehold Buildings £	Plant and Equipment £	Motor Vehicles £	TOTAL £
Group						
Cost						
At 1st April 1998	4,493,819	1,485,471	24,981	8,574,742	648,804	15,227,817
Additions	2,939,450	-	-	546,944	109,234	3,595,628
Disposals	-	-	-	(109,560)	(94,977)	(204,537)
Exchange difference	26,762	-	-	61,724	378	88,864
At 31st March 1999	7,460,031	1,485,471	24,981	9,073,850	663,439	18,707,772
Depreciation						
At 1st April 1998	516,250	191,523	10,087	6,971,719	360,945	8,050,524
Charge for the year	39,952	25,047	2,655	568,631	143,269	779,554
Relating to disposals	-	-	-	(107,312)	(73,590)	(180,902)
Exchange difference	11,096	-	-	55,378	356	66,830
At 31st March 1999	567,298	216,570	12,742	7,488,416	430,980	8,716,006
Net Book Value						
At 31st March 1999	6,892,733	1,268,901	12,239	1,585,434	232,459	9,991,766
At 31st March 1998	3,977,569	1,293,948	14,894	1,603,023	287,859	7,177,293

	Freehold Land and Buildings £	Long Leasehold Land and Buildings £	Motor Vehicles £	TOTAL £
Company				
Cost				
At 1st April 1998	3,777,367	1,485,471	21,232	5,284,070
Additions	2,939,450	-	-	2,939,450
At 31st March 1999	6,716,817	1,485,471	21,232	8,223,520
Depreciation				
At 1st April 1998	269,017	191,523	21,232	481,772
Charge for the year	16,866	25,047	-	41,913
At 31st March 1999	285,883	216,570	21,232	523,685
Net Book Value				
At 31st March 1999	6,430,934	1,268,901	-	7,699,835
At 31st March 1998	3,508,350	1,293,948	-	4,802,298

13 FIXED ASSET INVESTMENTS

	Group 1999 £	Group 1998 £	Company 1999 £	Company 1998 £
Investment in subsidiary undertakings:				
Cost of shares at 1st April 1998	-	-	1,332,948	1,289,069
Additions at cost	-	-	30	43,879
Provision for diminution in value	-	-	(110,005)	-
Cost of shares at 31st March 1999	-	-	1,222,973	1,332,948
Advances to subsidiary undertakings	-	-	219,308	644,747
	-	-	1,442,281	1,977,695

Details of the subsidiary undertakings of the Company are as follows:

Name	**Country of incorporation**	**Percentage held**		**Holding**
Consumer Microcircuits Limited	England	100%	Trading in England	Direct
MX-COM INC.	U.S.A.	100%	Trading in U.S.A.	Direct
Integrated Micro Systems Limited	England	100%	Trading in England	Direct
CML Microcircuits (Singapore) Pte Ltd	Singapore	100%	Trading in Singapore	Direct
Radio Data Technology Limited	England	100%	Trading in England	Direct
Skyline Communications Limited	England	100%	Trading in England	Indirect
Microsense Systems Limited	England	60%	Trading in England	Direct
Applied Technology (UK) Limited	England	100%	Non-trading	Direct
Traffic Control Consultants Limited	England	100%	Non-trading	Direct
Camdelta Limited	England	100%	Non-trading	Direct

All of the above trading companies are involved in the design, manufacture and marketing of specialised electronic devices for use in the telecommunications, radio, data communications and traffic control industries.

14 STOCKS

	Group 1999 £	Group 1998 £
Raw materials	1,077,028	1,143,903
Work in progress	625,461	775,451
Finished goods	547,775	495,020
	2,250,264	2,414,374

15 DEBTORS

	Group 1999 £	Group 1998 £	Company 1999 £	Company 1998 £
Amounts falling due within one year:				
Trade debtors	4,454,817	4,975,181	-	-
Other debtors	72,202	147,788	4,576	1,480
ACT recoverable	492,603	-	152,397	-
Prepayments and accrued interest	199,375	249,180	-	-
	5,218,997	5,372,149	156,973	1,480
Amounts falling due after more than one year:				
ACT recoverable	-	278,579	-	278,579
	5,218,997	5,650,728	156,973	280,059

16 CURRENT ASSET INVESTMENTS

	Group 1999 £	Group 1998 £	Company 1999 £	Company 1998 £
Bank, Building Society and Certificates of Deposit	2,113,900	5,301,422	-	-

17 CREDITORS

Amounts falling due within one year	Group 1999 £	Group 1998 £	Company 1999 £	Company 1998 £
Trade creditors	1,731,073	1,925,690	-	-
Dividends payable	974,318	1,114,317	974,318	1,114,317
Corporation tax	581,973	645,324	20,037	286,631
Other taxation and social security costs	620,478	718,997	33,869	33,832
Other creditors	237,280	169,898	793,646	39,562
Accruals and deferred income	1,000,591	516,707	29,343	-
	5,145,713	5,090,933	1,851,213	1,474,342

18 DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

Financial Instruments

The Group's financial instruments comprise cash balances, current asset investments and items such as trade debtors and trade creditors that arise directly from its operations.
Financial instruments such as investments in and advances to subsidiary undertakings and short term debtors and creditors have been excluded from the disclosures below.

The Group has little exposure to credit and cash flow risk. It is, and has been throughout the year under review, the Group's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are interest rate/liquidity risk and foreign currency risk. The policies for managing these risks are summarised below and have been applied throughout the year.

Interest Rate/Liquidity Risk

Cash balances are placed so as to maximise interest earned while maintaining the liquidity requirements of the business. The directors regularly review the placing of cash balances.

The only debt in the Group is a bank overdraft in Microsense Systems Limited, a Group subsidiary undertaking, of £655,273 (1998 - £576,011). The interest rate is determined by reference to LIBOR. The gross overdraft facility provided by the Group's principal bankers is £1,100,000 which is subject to renewal on 30th November 1999.

Foreign Currency Risk

The Group has overseas operations in the USA and Singapore. As a result, the Group's sterling balance sheet could be affected by movements in the US dollar and Singapore dollar to sterling exchange rates. The Group has no significant currency exposure generating gains or losses within the profit and loss account. Foreign currency assets and liabilities generate no gain or loss in the profit and loss account because they are denominated in the currency of the Group operation to which they belong. At 31st March 1999, the Group had net monetary assets denominated in foreign currencies of £4.94 million, over 90% of which were denominated in US dollars.

19 PROVISIONS FOR LIABILITIES AND CHARGES

Group	Deferred Taxation (note 20) £	Total £
At 1st April 1998	3,217	3,217
Provisions created	70,851	70,851
At 31st March 1999	74,068	74,068
Company		
At 1st April 1998	-	-
Provisions created	100,362	100,362
At 31st March 1999	100,362	100,362

20 DEFERRED TAXATION

Group	Provision at 1st April 1998 £	Charged to Profit and Loss Account £	Exchange Difference £	Provision at 31st March 1999
Deferred taxation	3,217	70,752	99	74,068

	Amount provided 1999 £	Amount provided 1998 £	Amount unprovided 1999 £	Amount unprovided 1998 £
The amount of deferred taxation is made-up as follows:				
Excess capital allowances	74,068	3,217	297,613	194,290

Company

The amount of deferred taxation is made-up as follows:				
Excess capital allowances	100,362	-	297,613	194,290

21 SHARE CAPITAL

	1999 £	1998 £
Authorised		
25,000,000 Ordinary shares of 5p each (1998 - 25,000,000 Ordinary shares of 5p each)	1,250,000	1,250,000
13,918,818 Ordinary shares of 5p each (1998 - 15,918,818 Ordinary shares of 5p each)	695,941	795,941

Purchase of own shares

On 29th January 1999, the directors approved, in accordance with the authority granted by shareholders, the repurchase and subsequent cancellation of 2,000,000 Ordinary shares of 5p each at 70.5p per share. The consideration for the repurchase of shares was £1,410,000 plus associated costs of £11,280 which have been charged against distributable reserves. Advance Corporation Tax of £278,579 was paid post year end in relation to this repurchase.

Share options

On 28th July 1993 the Company approved at the Annual General Meeting a new scheme with 1,835,000 Ordinary shares of 5p each available for issue. At 31st March 1999 options had been granted on 1,062,950 Ordinary shares of 5p each (1998 - 1,062,950 Ordinary shares of 5p each) from the scheme.

The number of shares over which options remained in force at the year end and their exercise period and price was:

	Ordinary Shares of 5p each 1999 No.	1998 No.
From 22nd November 1998 to 23rd October 2002 at £1.20 (28th July 1993 Scheme)	403,860	415,350
From 1st December 1999 to 2nd November 2003 at £1.21 (28th July 1993 Scheme)	15,000	15,000
From 26th June 2000 to 25th May 2004 at £1.47½ (28th July 1993 Scheme)	478,292	498,420

22 RESERVES

	Group		Company	
	1999	1998	1999	1998
	£	£	£	£
Share premium account				
At 1st April 1998	2,349,106	2,347,404	2,349,106	2,347,404
Issue of Ordinary Shares of 5p each	-	1,702	-	1,702
At 31st March 1999	2,349,106	2,349,106	2,349,106	2,349,106
Capital redemption reserve				
At 1st April 1998	154,730	154,730	154,730	154,730
Acquisition of own shares	100,000	-	100,000	-
At 31st March 1999	254,730	154,730	254,730	154,730
Merger reserve				
At 1st April 1998 and 31st March 1999	-	-	315,800	315,800
Profit and loss account				
At 1st April 1998	14,810,982	14,259,431	2,011,007	2,556,610
Translation exchange difference	155,240	(82,811)	-	-
Acquisition of own shares	(1,410,000)	-	(1,410,000)	-
	13,556,222	14,176,620	601,007	2,556,610
Retained profit/(loss) for the year	(201,635)	634,362	3,168,802	(545,603)
At 31st March 1999	13,354,587	14,810,982	3,769,809	2,011,007

At 31st March 1999, cumulative goodwill written off against Group reserves amounted to £545,726 (1998 - £545,726)

Reconciliation of movements in equity shareholders' funds

	Group		Company	
	1999	1998	1999	1998
	£	£	£	£
Total recognised gains and losses relating to the year	927,923	1,665,868	4,253,125	568,714
Dividends proposed	(974,318)	(1,114,317)	(974,318)	(1,114,317)
	(46,395)	551,551	3,278,807	(545,603)
Net adjustment to shareholders' funds	(1,410,000)	1,776	(1,410,000)	1,776
Net increase/(decrease) in shareholders' funds	(1,456,395)	553,327	1,868,807	(543,827)
Opening shareholders' funds	18,110,759	17,557,432	5,626,584	6,170,411
Closing shareholders' funds	16,654,364	18,110,759	7,495,391	5,626,584

23 CAPITAL COMMITMENTS

Capital commitments which have been contracted for but for which no provision has been made in these financial statements are:

	Group		Company	
	1999	1998	1999	1998
	£	£	£	£
	-	55,096	-	-

24 CONTINGENT LIABILITIES

The Company has given guarantees to third parties amounting to £100,000 (1998 - £100,000) and has also guaranteed the bank overdraft of a subsidiary undertaking amounting to £655,273 at the balance sheet date.

Additionally, a petition was issued in the Companies Court in March 1999 against the Company as first respondent by a minority shareholder of Microsense Systems Limited, a group subsidiary undertaking, alleging, among other things, unfair prejudice. A response to this petition is being prepared and at this time, the directors are unable to quantify the possible financial effects were the proceedings to be successful.
As such, no provision has been made in these financial statements for any payments or costs which may arise.

25 OPERATING LEASE COMMITMENTS

At 31st March 1999 the Group was committed to make the following payments during the next year in respect of operating leases.

	Land and Buildings		Other	
	1999	1998	1999	1998
	£	£	£	£
Leases which expire within 1 year	29,600	32,915	33,199	27,136
Leases which expire within 2 and 5 years	79,270	53,055	143,329	117,884
Leases which expire after 5 years	66,379	69,025	-	-
	175,249	154,995	176,528	145,020

26 NOTES TO THE GROUP CASH FLOW STATEMENT

	1999	1998
	£	£
Reconciliation of operating profit to net cash inflow from operating activities.		
Operating profit	989,566	2,125,979
Depreciation	779,554	829,805
Profit on sale of tangible fixed assets	(29,888)	(85,109)
Decrease/(increase) in stocks	164,110	(68,024)
Decrease/(increase) in debtors	620,697	(949,019)
Increase in creditors	258,130	615,703
	2,782,169	2,469,335

	1999	1998
Reconciliation of net cash flow to movement in funds.	£	£
(Decrease)/increase in cash in the year	(3,674,190)	7,702
Translation difference	124,207	(66,991)
Movement in funds in the year	(3,549,983)	(59,289)
Funds at 1st April 1998	7,972,444	8,031,733
Funds at 31st March 1999	4,422,461	7,972,444

26 NOTES TO THE GROUP CASH FLOW STATEMENT *(continued)*

Analysis of changes in funds.	Funds at 1st April 1998	Cashflow	Exchange movement	Funds at 31st March 1999
	£	£	£	£
Cash at bank and in hand	2,671,022	(400,352)	37,891	2,308,561
Current asset investments	5,301,422	(3,273,838)	86,316	2,113,900
Total	7,972,444	(3,674,190)	124,207	4,422,461

27 LISTINGS

CML Microsystems Plc Ordinary shares are traded on the Official List of the London Stock Exchange. They are also traded in the form of American Depositary Shares ("ADS's") as evidenced by American Depositary Receipts ("ADR's") in the United States on the over-the-counter market. The ADR's are administered by The Bank of New York, American Depositary Receipts Department, 22nd Floor, 101 Barclay Street, New York, NY 10286.
(SEAQ number: *11508# : CUSIP Number: 125822 20 5).

28 APPROVAL OF FINANCIAL STATEMENTS

These financial statements were formally approved by the Board of Directors on 16th July 1999.

Results IN US DOLLARS

UNDER UK ACCOUNTING PRINCIPLES

	1999	1998
	$	$
Revenue	33,282,758	34,515,879
Income before tax	2,145,146	4,225,957
Net Income per ADR	$0.16	$0.37
Assets		
Cash	7,139,179	13,350,654
Accounts receivable	7,191,411	8,331,438
Inventories	3,632,601	4,043,111
Prepaid expenses	321,851	417,277
Other receivables	911,765	713,994
Total current assets	19,196,807	26,856,474
Property, plant and equipment	16,129,708	12,019,095
Total assets	35,326,515	38,875,569
Liabilities		
Accounts payable	2,794,471	3,224,760
Other accounts payable and accrued expenses	2,999,932	2,353,821
Income taxes	939,479	1,080,660
Dividends proposed and accrued	1,572,842	1,866,035
Total current liabilities	8,306,724	8,525,276
Deferred income taxes	119,568	5,387
Total liabilities	8,426,292	8,530,663
Shareholders' equity		
Ordinary shares	1,123,458	1,332,883
Share premium	3,792,162	3,933,813
Capital redemption reserve	411,211	259,111
Retained earnings	21,558,310	24,802,470
Total shareholders' equity	26,885,141	30,328,277
Total liabilities and shareholders' equity	35,311,433	38,858,940

The exchange rate used to translate the figures is that ruling at the 1999 balance sheet date £1 = $1.6143 (1998 - £1 = $1.6746).

UNDER US ACCOUNTING PRINCIPLES

Reconciliation to US Accounting Principles

The following is a summary of the estimated adjustments to profit and shareholders' funds which would be required if US GAAP had been applied instead of UK GAAP.

UNDER US ACCOUNTING PRINCIPLES *(continued)*

Profit attributable to shareholders	1999 £000	1998 £000	1999 $000	1998 $000
Profit attributable to shareholders as reported in the Group profit and loss account	773	1,749	1,247	2,924
Estimated adjustments				
Goodwill amortisation	(13)	(13)	(21)	(21)
Deferred income taxes	(104)	96	(168)	161
Estimated profit attributable to shareholders (net income) as adjusted to accord with US GAAP	656	1,832	1,058	3,064

Earnings	Per Share	Per Share	Per ADR	Per ADR
Primary	4.94p	10.90p	$0.16	$0.37

Shareholders' funds	1999 £000	1998 £000	1999 $000	1998 $000
Shareholders' funds as reported in the Group balance sheet	16,654	18,111	26,885	30,328
Estimated adjustments				
Capitalisation of goodwill	546	546	881	914
Cumulative amortisation of goodwill	(88)	(75)	(142)	(126)
Deferred income taxes	(298)	(194)	(481)	(325)
Dividends	974	1,114	1,572	1,866
Estimated Ordinary shareholders' equity as adjusted to accord with US GAAP	17,788	19,502	28,715	32,657

The following are the main differences between UK GAAP and US GAAP which have an effect on the presentation of the Group net income and shareholders' equity of CML Microsystems Plc.

a Goodwill

Under UK GAAP CML has in earlier years written off goodwill, representing the excess of cost over the fair value attributable to the net assets acquired, directly to reserves in the year of acquisition. US GAAP requires that goodwill be recorded on the balance sheet as an intangible asset. The goodwill is required to be amortised over its estimated useful life or a period not to exceed 40 years. For the purpose of US GAAP, CML is amortising goodwill on a straight line basis principally over 40 years.

b Deferred Taxation

Under UK GAAP, provision is made for deferred taxation using the liability method for timing differences to the extent that it is probable that the liability will crystallise in the foreseeable future. Under US GAAP, deferred taxation has been provided for in full.

c Proposed Final Dividends

Under UK GAAP, dividends proposed after the end of an accounting period in respect of that accounting period are deducted in arriving at retained earnings at the end of that period. US GAAP do not recognise proposed final dividends as a reduction of retained earnings as they are declared after the year end.

d Earnings per Ordinary Share

In CML's Group financial statements, basic earnings per Ordinary share are calculated on the net income basis and are computed using the weighted average number of Ordinary shares in issue during the year. Under US GAAP, primary earnings per share are computed using the weighted average number of Ordinary and Ordinary share equivalents outstanding during each year. Ordinary share equivalents include Ordinary shares issuable upon the exercise of share options.

An ADR is equal to two Ordinary shares of the Company.

Notice OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of CML Microsystems Plc will be held at Pontlands Park, West Hanningfield Road, Gt. Baddow, N^R Chelmsford, Essex, CM2 8HR, on Friday 27th August 1999 at 12.00 noon to transact the following business:

ORDINARY BUSINESS

1 To receive and adopt the Company's financial statements and the reports of the directors and auditors for the year ended 31st March 1999.
2 To declare a dividend for the year ended 31st March 1999.
3 To re-elect N. G. Clark who retires from the Board by rotation.
4 To re-appoint Baker Tilly as auditors and authorise the directors to approve their remuneration.
5 To transact any other ordinary business.

SPECIAL BUSINESS

Ordinary Resolution

To consider, and if thought fit, pass the following resolution as an Ordinary Resolution:

1 To renew the authority as given in the general meeting on 5th August 1998 to the Company to make market purchases of the Ordinary shares of 5p each in the capital of the Company as follows:
That the Company be and is hereby authorised to make market purchases (within the meaning of Section 163 of the Companies Act 1985) of the Ordinary shares of 5p each in the capital of the Company provided that:

(i) the maximum number of Ordinary shares hereby authorised to be acquired is 2,087,500 shares representing approximately 15% of the current issued share capital;
(ii) the minimum price which may be paid for such shares is the nominal value of 5p per share;
(iii) the maximum price which may be paid for such shares is, in respect of a share contracted to be purchased on any day, an amount equal to 105 per cent of the average price of business done, as derived from the London Stock Exchange Daily Official List for the ten business days immediately preceding the day on which the share is contracted to be purchased;
(iv) the authority hereby conferred shall expire on the date of the next Annual General Meeting of the Company or the date fifteen months after the passing of this resolution (whichever shall be the earlier) unless and to the extent that such authority is renewed or extended prior to or on such date and
(v) the Company may make a contract to purchase its own shares under the authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of its own shares in pursuance of any such contract.

Special Resolutions

To consider, and if thought fit, pass the following resolution as a Special Resolution:

1 The powers of the directors pursuant to Section 95 of the Companies Act 1985 to allot equity securities (as defined by Section 94 of the Companies Act 1985) in the terms set out in Article 7 of the Company's Articles of Association as if Section 89(1) of the Companies Act did not apply to the allotment, be and are hereby renewed for a period commencing on the date of the passing of this Resolution and expiring on the date of the next Annual General Meeting of the Company or the date fifteen months after the passing of this resolution (whichever shall be the earlier) up to a nominal amount of £34,750.

1 Wheaton Road,
Witham,
Essex CM8 3TD

By order of the Board
N.G. Clark Secretary
16th July 1999

General Notes

A member who is entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead.
A proxy need not also be a member of the Company. A proxy card is enclosed.
It is proposed to pay the dividend, if approved, on 1st September 1999 to shareholders registered on 30th July 1999.

Microsystems Plc
Oval Park - Langford - Maldon - Essex - CM9 6WG - England
Telephone +44 (0)1621 875500 - Facsimile +44 (0)1621 875600
http://www.cmlmicro.com